SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 1997




                       PLANNING SCIENCES INTERNATIONAL PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F         X                Form 40-F
                         -----                            ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                No                X
               ---------                                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                               Page 1 of 13 Pages

                        Exhibit Index Appears on Page 10

                       PLANNING SCIENCES INTERNATIONAL PLC
                                    Form 6-K


                                TABLE OF CONTENTS

                                                                                                                     Page

Financial Information:

Condensed Consolidated Balance Sheets as of March 31, 1997 and
and December 31, 1996 (Unaudited)                                                                                       3

Condensed Consolidated Statements of Income for the three months
ended March 31, 1997 and 1996 (Unaudited)                                                                               4

Condensed Consolidated Statements of Cash Flows for the three months
ended March 31, 1997 and 1996 (Unaudited)                                                                               5

Notes to Condensed Consolidated Financial Statements (Unaudited)                                                        6

Management's Discussion and Analysis of Financial Condition and Results of Operations.                                  7

Exhibit                Index                                                                                           10
Exhibit A.           First Quarter Press Release                                                                       11

                       PLANNING SCIENCES INTERNATIONAL PLC
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)



                                                                      March 31, 1997            December 31, 1996
                                                                    --------------------      ----------------------
                                                                                       (in thousands)

                                                                                    US$                         US$
Assets
         Current assets:
                  Cash and cash equivalents                                     $23,207                     $25,228
 ........................................................................
                  Accounts receivable, net of allowance $454
                  (Dec 31,1996 - $478)                                           10,300                       9,953
 ........................................................................
                  Prepaid expenses and other current assets                         914                         821
 ........................................................................
                                                                           -------------               -------------
Total current assets                                                             34,421                      36,002
 ........................................................................

         Property and equipment, net                                              2,177                       2,013
 ........................................................................
         Goodwill on acquisition, net of amortization of $210
         (Dec 31, 1996 - $122)                                                    3,300                       3,388
 ........................................................................
         Deferred taxation                                                          148                         148
 ........................................................................
                                                                           -------------               -------------
Total assets                                                                    $40,046                     $41,551
 ........................................................................
                                                                           =============               =============

Liabilities and shareholders' equity

         Current liabilities:
                  Current portion of lease obligations                             $187                        $194
 ........................................................................
                  Accounts payable                                                  744                       1,648
 ........................................................................
                  Taxes payable                                                   1,162                       1,373
 ........................................................................
                  Accrued liabilities                                             1,345                       1,778
 ........................................................................
                  Deferred revenues                                               3,179                       2,969
 ........................................................................
                  UK value added tax                                                295                         346
 ........................................................................
                  Other accounts payable                                            847                         985
 ........................................................................
                                                                           -------------               -------------
Total current liabilities                                                         7,759                       9,293
 ........................................................................

         Non current liabilities:
                  Deferred taxation                                                  29                          29
 ........................................................................
                  Long-term portion of lease obligations                            210                         225
 ........................................................................
                                                                           -------------               -------------
Total liabilities                                                                 7,998                       9,547
 ........................................................................

         Shareholder's equity:
                  Ordinary shares                                                 2,156                       2,152


 ........................................................................
                  Additional paid-in capital                                     27,302                      27,182
 ........................................................................
                  Retained earnings                                               2,806                       2,747
 ........................................................................
                  Cumulative translation adjustment                                (216)                        (77)
 ........................................................................
                                                                           -------------               -------------
Total shareholders' equity                                                       32,048                      32,004
 ........................................................................
                                                                           -------------               -------------

Total liabilities and shareholders' equity                                      $40,046                     $41,551
 ........................................................................
                                                                           =============               =============


                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)





                                                                            Three months ended
                                                               ----------------------------------------------
                                                                 March 31, 1997            March 31, 1996
                                                               --------------------      --------------------
                                                                      (in thousands, except per share amounts)

                                                                              US$                        US$
Revenues:
     License                                                              $3,956                      $3,313
 ...................................................................
     Services and other                                                    3,045                       1,890
 ...................................................................
                                                                     -------------              -------------
                                                                           7,001                       5,203
                                                                     -------------              -------------

Cost of revenues:
     License                                                                 167                         102
 ...................................................................
     Services and other                                                    1,515                       1,032
 ...................................................................
                                                                     -------------              -------------
                                                                           1,682                       1,134
                                                                     -------------              -------------

Gross profit                                                               5,319                       4,069
 ...................................................................

Operating expenses:
     Sales and marketing                                                   3,114                       2,067
 ...................................................................
     Research and development                                              1,215                         597
 ...................................................................
     General and administrative                                            1,117                         885
 ...................................................................
     Goodwill amortization                                                    88                           -
 ...................................................................
                                                                     -------------              -------------
                     Total operating expenses                              5,534                       3,549
 ...................................................................
                                                                     -------------              -------------

(Loss) income from operations                                               (215)                        520
 ...................................................................
     Other income (expense)                                                  303                          (2)
 ...................................................................
                                                                     -------------              -------------
Income before provision for taxes                                             88                         518
 ...................................................................
     Provision for income taxes                                               29                         192
 ...................................................................
                                                                     -------------              -------------
Net income                                                                $   59                      $  326
 ...................................................................
                                                                     =============              =============

     Net income per share                                                 $ 0.01                      $ 0.04
 ...................................................................

     Weighted average shares outstanding                                  10,960                       8,895
 ...................................................................


                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statements of Cash Flows
                                   (Unaudited)



                                                                                          Three months ended
                                                                             ----------------------------------------------
                                                                               March 31, 1997            March 31, 1996
                                                                             --------------------      --------------------
                                                                                            (in thousands)

                                                                                             US$                       US$
Cash flows from operating activities

Net income                                                                              $    59                    $   326
 ........................................................................

Adjustments to reconcile net income to net cash provided by operating activities:
          Depreciation                                                                      197                         95
 ........................................................................
          Goodwill                                                                           88                          -
 ........................................................................
          Changes in operating assets and liabilities:
                Accounts receivable                                                        (323)                    (1,019)
 ........................................................................
                Provision for bad debts                                                     (24)                         2
 ........................................................................
                Prepaid expenses and other receivables                                      (93)                      (972)
 ........................................................................
                Accounts payable                                                           (904)                       225
 ........................................................................
                Accrued liabilities and other expenses                                     (833)                       124
 ........................................................................
                Deferred revenues                                                           210                        324
 ........................................................................
                                                                                    -------------             -------------
Net cash (used in) operating activities                                                  (1,623)                      (886)
 ........................................................................
                                                                                    -------------             -------------

Cash flows from investing activities:
                Purchases of assets                                                        (425)                      (264)
 ........................................................................
                                                                                    -------------             -------------
Net cash (used in) investing activities                                                    (425)                      (264)
 ........................................................................
                                                                                    -------------             -------------

Cash flows from financing activities:
                Proceeds from options exercised                                             124                          -
 ........................................................................
                Net (repayment) of capital lease obligations                                (22)                       (27)
 ........................................................................
                Increase (decrease) in bank overdraft                                         -                       (391)
 ........................................................................
                                                                                    -------------             -------------
Net cash provided by (used in) financing activities                                         102                       (418)
 ........................................................................

         Effect of exchange rate changes on cash                                            (75)                       (73)
 ........................................................................
                                                                                    -------------             -------------

Net (decrease) in cash                                                                   (2,021)                    (1,641)
 ........................................................................

Cash at beginning of period                                                              25,228                      2,280
                                                                                    -------------             -------------


                                                                                             US$                       US$
 ........................................................................
                                                                                    -------------             -------------

Cash at end of period                                                                   $23,207                    $   639
 ........................................................................
                                                                                    =============             =============


                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Planning Sciences International plc (the "Company") is incorporated in England and Wales. The Company develops, markets and supports high performance client/server decision support software for business planning and decision making. Its principal product is marketed under the name Gentia.

Basis of Presentation

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information

The financial information at March 31, 1997 and for the three months ended March 31, 1997 and 1996 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three month period ended March 31, 1997 are not necessarily indicative of results that may be expected for the entire year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1996 included in the Company's Registration Statement to be filed.

Principles of Consolidation

The accompanying financial statements consolidate the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

Per Share Information

Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. For the three month period ended March 31, 1996, in accordance with the requirements of the Securities and Exchange Commission, the computation takes into account the retroactive effect of share options and shares issued in the twelve months to March 31, 1996, which have been treated as outstanding. In the application of the treasury stock method with respect to such issuances, the IPO price of $16.00 has been used as the repurchase price.

2   LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, it is management's opinion that this matter will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

                       PLANNING SCIENCES INTERNATIONAL PLC

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
               for the three months ended March 31, 1997 and 1996


Three months ended March 31, 1997 and 1996.

Revenues

Revenues were $7.0 million in the 3 months ended March 31, 1997, an increase of 35% compared to revenues of $5.2 million for the 3 months ended March 31, 1996. License revenues were $4 million in the 3 months ended March 31, 1997, an increase of 19% over license revenues of $3.3 million for the 3 months ended March 31, 1996. Services and other revenues were $3.0 million in the 3 months ended March 31, 1997, an increase of 61% when compared to $1.9 million for the 3 months ended March 31, 1996. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit

Gross profit was $5.3 million or 76.0% for the 3 months ended March 31, 1997, compared to $4.1 million or 78.2% for the 3 months ended March 31, 1996. The decrease in gross margin was primarily due to a higher proportion of services and other revenue in the three months ended March 31, 1997 (March 31, 1997 - 43.5%; March 31, 1996 - 36.3%).

Sales and Marketing

Sales and marketing costs were $3.1 million in the 3 months ended March 31, 1997, an increase of 51% compared to $2.1 million in the 3 months ended March 31, 1996. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization especially in the United States. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization. The Company is also expanding its geographic coverage and will continue to do so.

Research and Development

Research and development costs were $1.2 million in the 3 months ended March 31, 1997, an increase of 104% compared to $597,000 in the 3 months ended March 31, 1996. The increase is primarily as a result of hiring additional personnel to continue the Company's development program and the opening of a new research facility in Glasgow, Scotland. It is the Company's intention to continue to accelerate its expenditure on research and development of new products when it considers it appropriate to do so. The Company's research and development expenditure is predominantly incurred in pounds sterling.

General and Administrative

General and administrative costs were $1.1 million in the 3 months ended March 31, 1997, an increase of 26% compared to $885,000 in the 3 months ended March 31, 1996.

Other Income (expenses)

Other income was $303,000 in the 3 months ended March 31, 1997 compared to an expense of $2,000 in the 3 months ended March 31, 1996. The additional income was primarily due to interest income received on the proceeds from the Company's Initial Public Offering completed on April 30, 1996.

                       PLANNING SCIENCES INTERNATIONAL PLC

           Management's Discussion and Analysis of Financial Condition
                           and Results of Operations
         for the three months ended March 31, 1997 and 1996. (Continued)



Liquidity and Capital Resources

As of March 31, 1997, the Company had cash and cash equivalents of $23.2m compared to $25.2m at December 31, 1996.

Accounts receivable at March 31, 1997 were $10.3m, an increase of 3.5% compared to December 31, 1996 reflecting extended payment terms given on certain contracts. In the three months ended March 31, 1997, the Company's operating activities consumed cash of $1.6 million compared to $886,000 in the three months ended March 31, 1996. The increase was primarily due to a decrease in accounts payable and liabilities and expenses accrued at the year end.

Investing activities consumed $425,000 in the three months ended March 31, 1997 compared to $264,000 in the three months ended March 31, 1996. The increase was due to additional assets purchased.

Financing activities generated $102,000 in the three months ended March 31, 1997 compared to the use of $418,000 in the three months ended March 31, 1996. The change arises primarily because of the repayment of the bank overdraft in the three months ended to March 31, 1996 and the exercise of options in the three months to March 31, 1997.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the three months ended March 31, 1997, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           PLANNING SCIENCES
                                           INTERNATIONAL PLC



                                       By: [Signature of Anthony K. Fox]

                                           Anthony K. Fox
                                           Chief Financial Officer


Date:  May 1, 1997

EXHIBIT INDEX


                                                                       Page
Exhibit A           First Quarter Press Release - (1997)               11

EXHIBIT A

FOR IMMEDIATE RELEASE
May 1, 1997

PLANNING SCIENCES INTERNATIONAL REPORTS FIRST QUARTER RESULTS

LONDON, May 1, 1997 - Planning Sciences International plc (Nasdaq: PLNSY) the international supplier of software for business planning and decision making, today reported net income of $59,000, or $0.01 per share, on revenues of $7 million in the first quarter of 1997.

The comparable totals for the first quarter of 1996 were net income of $326,000, or $0.04 per share, and revenues of $5.2 million. The weighted average number of shares outstanding was 11.0 million at March 31, 1997, and 8.9 million a year earlier.

Paul Rolph, Chairman and Chief Executive Officer, noted that revenue associated with the company's Gentia software was 35 per cent higher in this year's first quarter than in the comparable period of 1996.

"Despite continued strong revenue growth in 1997 compared to the opening months of 1996, our overall results are disappointing because several large potential orders in the U.K have not been closed," Mr. Rolph said. "We have taken action to address the issue and we expect that our U.K business will show improvement as the year continues.

"During the quarter we established additional sales teams in Dallas and Chicago and can report that our sales pipelines are significantly larger than they were a year ago in both the U.S. and the U.K. We are pleased with the marketing campaigns and channels strategies initiated by Scott Silk in his first quarter as vice president-worldwide marketing. Our new market positioning as `Business Intelligence for a Networked World' has been well accepted by customers, industry and financial analysts alike."

Mr.Rolph added that Gentia's architecture and ease of deployment are becoming increasingly powerful differentiators -- major factors in helping Planning Sciences to win business from competitors. He said that Version 3.1 with Gentia WebSuite, released at the end of this year's first quarter, has further strengthened Gentia's competitive position.

First quarter 1997 achievements by Planning Sciences International included:

[bullet] Successful deployment of Gentia on Java stations at Sun Microsystems headquarters.

[bullet] License revenue growth of 150 per cent in the U.S., partly as a result of success in competing for the business of customers including Reckitt & Colman, Aerospace Structures Corporation and Concert Communications, and a large upgrade at Motorola Inc..

[bullet] Significant wins in Europe including Union Bank of Switzerland and BZW.

About the Company

Planning Sciences International plc, Nasdaq flotation April 30, 1996, focuses on the development of the Enterprise Decision Support System, Gentia. The joint global headquarters of the company are in Boston, USA and London, England. Planning Sciences, Inc., also has offices in New York, Denver, Atlanta and San Francisco, in the USA. The company also has offices in Australia, Hong Kong, South Africa, Belgium and the Netherlands.

Gentia is a high performance client/server decision support system for complex business analysis and reporting. Gentia applications are deployed using a distributed agent based architecture which ensures delivery of key information to the desktop of decision makers throughout an organization.

Gentia has more than 350 corporate and public sector clients including Sun Microsystems, Motorola, Barclays Bank, Volvo, Hewlett Packard and McDonnell Douglas.

Internet users can obtain further information on Planning Sciences via the Planning Sciences home page: http://www.gentia.com.

This news release contains statements of a forward-looking nature relating to the financial performance of Planning Sciences International plc. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                           --Financial Tables Follow--

                       PLANNING SCIENCES INTERNATIONAL PLC
                 Condensed Consolidated Statement of Operations
                                   (Unaudited)


                                                                            Three months ended
                                                               ----------------------------------------------
                                                                 March 31, 1997            March 31, 1996
                                                               --------------------      --------------------
                                                                      (in thousands, except per share amounts)

                                                                              US$                        US$
Revenues:
     License                                                              $3,956                      $3,313
 ...................................................................
     Services and other                                                    3,045                       1,890
 ...................................................................
                                                                     -------------              -------------
                                                                           7,001                       5,203
                                                                     -------------              -------------

Cost of revenues:
     License                                                                 167                         102
 ...................................................................
     Services and other                                                    1,515                       1,032
 ...................................................................
                                                                     -------------              -------------
                                                                           1,682                       1,134
                                                                     -------------              -------------

Gross profit                                                               5,319                       4,069
 ...................................................................

Operating expenses:
     Sales and marketing                                                   3,114                       2,067
 ...................................................................
     Research and development                                              1,215                         597
 ...................................................................
     General and administrative                                            1,117                         885
 ...................................................................
     Goodwill amortization                                                    88                           -
 ...................................................................
                                                                     -------------              -------------
                     Total operating expenses                              5,534                       3,549
 ...................................................................
                                                                     -------------              -------------

(Loss) income from operations                                               (215)                        520
 ...................................................................
     Other income (expense)                                                  303                          (2)
 ...................................................................
                                                                     -------------              -------------
Income before provision for taxes                                             88                         518
 ...................................................................
     Provision for income taxes                                               29                         192
 ....................................
                                                                     -------------              -------------
Net income                                                                $   59                      $  326
 ...................................................................
                                                                     =============              =============

     Net income per share                                                 $ 0.01                      $ 0.04
 ...................................................................

     Weighted average shares outstanding                                  10,960                       8,895
 ...................................................................

                       PLANNING SCIENCES INTERNATIONAL PLC
                      Condensed Consolidated Balance Sheets
                                   (Unaudited)




                                                                      March 31, 1997            December 31, 1996
                                                                    --------------------      ----------------------
                                                                                       (in thousands)

                                                                                    US$                         US$
Assets
         Current assets:
                  Cash and cash equivalents                                     $23,207                     $25,228
 ........................................................................
                  Accounts receivable, net of allowance $454
                  (Dec 31,1996 - $478)                                           10,300                       9,953
 ........................................................................
                  Prepaid expenses and other current assets                         914                         821
 ........................................................................
                                                                           -------------               -------------
Total current assets                                                             34,421                      36,002
 ........................................................................

         Property and equipment, net                                              2,177                       2,013
 ........................................................................
         Goodwill on acquisition, net of amortization of $210
         (Dec 31, 1996 - $122)                                                    3,300                       3,388
 ........................................................................
         Deferred taxation                                                          148                         148
 ........................................................................
                                                                           -------------               -------------
Total assets                                                                    $40,046                     $41,551
 ........................................................................
                                                                           =============               =============

Liabilities and shareholders' equity

         Current liabilities:
                  Current portion of lease obligations                             $187                        $194
 ........................................................................
                  Accounts payable                                                  744                       1,648
 ........................................................................
                  Taxes payable                                                   1,162                       1,373
 ........................................................................
                  Accrued liabilities                                             1,345                       1,778
 ........................................................................
                  Deferred revenues                                               3,179                       2,969
 ........................................................................
                  UK value added tax                                                295                         346
 ........................................................................
                  Other accounts payable                                            847                         985
 ........................................................................
                                                                           -------------               -------------
Total current liabilities                                                         7,759                       9,293
 ........................................................................

         Non current liabilities:
                  Deferred taxation                                                  29                          29
 ........................................................................
                  Long-term portion of lease obligations                            210                         225
 ........................................................................
                                                                           -------------               -------------
Total liabilities                                                                 7,998                       9,547
 ........................................................................

         Shareholder's equity:
                  Ordinary shares                                                 2,156                       2,152
 ........................................................................


                  Additional paid-in capital                                     27,302                      27,182
 ........................................................................
                  Retained earnings                                               2,806                       2,747
 ........................................................................
                  Cumulative translation adjustment                                (216)                        (77)
 ........................................................................
                                                                           -------------               -------------
Total shareholders' equity                                                       32,048                      32,004
 ........................................................................
                                                                           -------------               -------------

Total liabilities and shareholders' equity                                      $40,046                     $41,551
 ........................................................................
                                                                           =============               =============